July 5, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2011 Filed April 23, 2012 Response dated June 12, 2012 File No. 1-14878

Dear Mr. Decker:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 21, 2012, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2011 filed on April 23, 2012 and response dated June 12, 2012.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to comment two from our letter dated May 31, 2012. You indicate in your revised disclosure that the reduction in net cash from operations is also attributed to higher working capital needs to support the 10% increase in shipments in 2011 when compared to 2010. As previously requested, please expand this disclosure to discuss the underlying reasons for changes in accounts receivable, inventories, trade accounts payable and other receivables. Your current disclosure does not discuss the underlying reasons for changes in each of your working capital components. Given the impact of the changes in your accounts receivable and inventories, please also tell us whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please show us supplementally what your revised disclosure will look like.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the changes in the Company´s working capital needs and we intend to include in future filings disclosure similar to that presented below:

“In 2011, the net cash from operating activities decreased by 58.7% in relation to 2010. This reduction resulted mainly from the R$ 6,113.7 million increase in purchases of trading securities in 2011, compared to the R$ 712.2 million increase in 2010, and the R$ 4,384.8 million increase of proceeds from maturities and sales of trading securities in 2011 compared to the R$ 2,423.6 million increase in 2010. These variations were due to the Company’s capital increase that occurred in April 2011. On the other hand, even with a 10% increase in shipments in 2011 compared to 2010, the Company realized efforts to reduce working capital needs. Due to these efforts, trade accounts receivable recorded an increase of R$ 203.0 million in 2011 compared to an increase of R$ 660.9 million in 2010 due to the Company’s objective of reducing customers payment terms , inventories increased R$ 681.6 million in 2011 compared with an increase of R$ 1,160.4 million in 2010 as a result of the efforts to increase inventories turnover, and trade accounts payable had an increase of R$ 1,121.4 million in 2011 compared to the increase of R$ 110.4 million in 2010 due to negotiation of  better payment terms with some suppliers.

In 2010, net cash from operating activities decreased by 34.8% due to new demand levels, which resulted from the economic recovery from the international financial crisis and the resulting increase in production levels, which, in turn, affected the Company’s working capital needs. Consequently, trade accounts receivable recorded an increase of R$ 660.9 million in 2010 compared to a decrease of R$ 1,449.7 million in 2009, inventories increased R$ 1,160.4 million in 2010 compared with a decrease of R$ 3,766.1 million in 2009, and trade accounts payable increased R$ 110.4 million in 2010 compared to a decrease of R$ 1,731.9 million in 2009.”

The Company understands that a relevant measure to be presented, since its disclosure is based on working capital* information, is the cash conversion cycle** and not detailing the days sales outstanding and days sales in inventory, and as a result of that, the Company intends to include in future filings disclosure similar as follows: “As a consequence of the efforts implemented to reduce the working capital needs, the cash conversion cycle decreased from 94 days in December 31, 2010 to 84 days in December 31, 2011.”

*Working capital: trade accounts receivable, plus inventories, minus trade accounts payable (considering all accounts at the end of the period).

**Cash conversion cycle: working capital, divided by net revenue (in the last three previous months) and multiplied by 90.

Comment No 2

We note your response to comment four from our letter dated May 31, 2012. Please revise your disclosure to specifically discuss the nature of the transactions that resulted in the increase in your non-controlling interests due to the effects of interest changes in subsidiaries. Alternatively, you may discuss and disclose the significant transactions that resulted in the majority of the increase in the line item called “Effects of interest changes in subsidiaries.”

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the effects of interest changes in subsidiaries and we intend to include in future filings disclosure similar to that presented below:

“The Company presents at footnote 3.1 of its Consolidated Financial Statements, a table with the ownership information of its main subsidiaries. Also, the Company presents in its footnote 3.5 of its Consolidated Financial Statements the acquisitions of additional interest in subsidiaries. The effects recognized in the Shareholders’ Equity related to interest changes in subsidiaries for the year ended December 31, 2011 in the amount of R$ 721,261 can be summarized as follows:

	Shareholders’ Equity
	Attributed to parent company’s interest	Non-controlling interests	Total
(a) Reclassification of balances due to changes in subsidiaries ownership as per note 3.1	(435,328)	435,328	—
(b) Changes in the Paraopeba — Fixed Income Investment Fund	—	274,268	274,268
(c) Other changes	—	11,665	11,665
Effects of interest changes in subsidiaries	(435,328)	721,261	285,933

(a)          Reclassification of balances between amounts attributed to parent company’s interest and attributed to non-controlling interests in the amount of R$ 435,328 are due to changes in subsidiaries ownership. According to IAS 27, changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. This amount does not change the Equity of the Company.

(b)         Changes in the Paraopeba — Fixed Income Investment Fund, which is managed by JP Morgan, due to changes in the amount invested by each subsidiary of the Company in comparison with the amount of investments held by non-consolidated entities (related parties) in the amount of R$ 274,268. This amount represents a reduction in the balance invested by the Company in this fund, which through the consolidation process represents an increase in non-controlling interest.

(c)          Other variances in subsidiaries without losing control in the amount of R$ 11,665, which may include among other effects, capital increases, other acquisitions of interests and dilutions of any nature.”

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer

	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer

Copy:

Ernest Greene

Staff Accountant

Jeanne Baker

Assistant Chief Accountant